UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 14f-1

Information Statement
Pursuant to Section 14(f) of the
Securities Exchange Act of 1934
and Rule 14f-1 Promulgated Thereunder

MPLC, INC.
(Exact name of registrant as specified in charter)

Delaware
(State or other Jurisdiction of Incorporation or Organization)

34-51353 (Commission File Number)	06-1390025 (IRS Employer Identification No.)

2121 Avenue of the Stars, Suite 1650, Los Angeles, CA 90067 (Address of Principal Executive Offices and zip code)

(310) 601-2500
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

February 1, 2007

MPLC, INC.

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 PROMULGATED THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED FOR INFORMATIONAL PURPOSES ONLY. NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO THE COMPANY.

INTRODUCTION

This Information Statement is being furnished to stockholders of record as of February 1, 2007, of the outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of MPLC, Inc., a Delaware corporation (“MPLC”), pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with the issuance of certain shares of Series C Convertible Preferred Stock pursuant to an Exchange Agreement (the “Exchange Agreement”) dated as of January 31, 2007, by and among MPLC, New Motion, Inc., a Delaware corporation (“New Motion”), the stockholders of New Motion (each a “Stockholder” and collectively the “Stockholders”), and Trinad Capital Master Fund, Ltd. (“Trinad”).

Under the Exchange Agreement, MPLC will, at the closing (the “Closing”) of the transactions contemplated under the Exchange Agreement (the “Exchange”), acquire all of the outstanding shares of capital stock of New Motion (the “New Motion Shares”) from the Stockholders, and the Stockholders will deliver all of their New Motion Shares to MPLC. In exchange, MPLC will issue to the Stockholders 500,000 shares of Series C Convertible Preferred Stock, par value $0.10 per share, of MPLC (the “Series C Preferred Stock”). Following the Closing of the Exchange, New Motion will continue as a wholly-owned subsidiary of MPLC.

The Exchange Agreement is included as Exhibit 99.1 to MPLC’s Current Report on Form 8-K dated February 1, 2007, and filed with the Securities and Exchange Commission (“SEC”) on February 1, 2007. The Exchange Agreement is the legal document that governs the Exchange. The discussion of the Exchange Agreement set forth herein is qualified in its entirety by reference to this Exhibit 99.1.

The Exchange Agreement provides that effective as of the Closing, Robert S. Ellin will resign as MPLC’s Chief Executive Officer and President and Jay A. Wolf will resign as MPLC’s Chief Financial Officer, Chief Operating Officer and Secretary. In addition, the Exchange Agreement provides that effective as of the Closing, Robert S. Ellin, Barry Regenstein and Jerome Chazen will continue as members of MPLC’s board of directors, and MPLC’s board of directors will appoint Burton Katz, the Chief Executive Officer of New Motion, Ray Musci, the President and Chief Operating Officer of New Motion and Drew Larner as members of MPLC’s board of directors. Biographical information for Messrs. Katz, Musci and Larner, the new directors to be appointed as of the Closing, is provided below.

In addition, the Exchange Agreement provides that MPLC’s board of directors will include one director to be designated by Trinad, the current majority stockholder of MPLC (“Trinad Designate”), for a period of one year following the Closing. The initial Trinad Designate is Robert S. Ellin.

This Information Statement is being furnished pursuant to Section 14(f) of the Exchange Act, and Rule 14f-1 promulgated thereunder. No action is required by the stockholders of MPLC in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to MPLC’s stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of MPLC’s directors occurs (otherwise than at a meeting of MPLC’s stockholders). Accordingly, the Closing of the Exchange and the resulting change in a majority of MPLC’s directors will not occur until at least 10 days following the filing and mailing of this Information Statement. This Information Statement will be first mailed to MPLC’s stockholders of record on or about February 2, 2007.

PRIOR CHANGE IN CONTROL TRANSACTION

On October 24, 2006, MPLC entered into a Common Stock Purchase Agreement with Trinad and certain of MPLC’s stockholders, pursuant to which MPLC sold an aggregate of 69,750,000 shares of Common Stock to Trinad in a private placement transaction for aggregate gross proceeds to MPLC of $750,000, $547,719.75 of which was used for the redemption of shares of Common Stock described below, and $202,280.25 was used to pay all liabilities of MPLC owed to Isaac Kier, the former president, treasurer and secretary of MPLC, as well as a former director. On the closing date of the transactions contemplated under the Common Stock Purchase Agreement, the Common Stock sold represented 93% of MPLC’s issued and outstanding shares of Common Stock. The source of such capital was Trinad's working capital. The sale of the shares to Trinad, an accredited investor, was made pursuant to the exemptions from registration afforded by Section 4(2) of the Securities Act of 1933, as amended. Simultaneously with the sale of shares of Common Stock to Trinad, MPLC redeemed 23,448,870 shares of Common Stock from certain stockholders of the company for a purchase price of $547,719.75. In addition, following the closing of the transactions contemplated under the Common Stock Purchase Agreement, Isaac Kier and First Americas Management LLC, an affiliate of Mr. Kier, were no longer obligated to provide office space or services to MPLC.

Effective upon the closing of the transactions contemplated under the Common Stock Purchase Agreement (a) Sid Banon resigned as a director of MPLC, (b) Isaac Kier resigned as President, Treasurer and Secretary of MPLC, (c) each of Robert S. Ellin and Barry I. Regenstein was appointed a director of MPLC, (d) Robert S. Ellin was appointed as the Chief Executive Officer and President of MPLC, and (e) Jay A. Wolf was appointed the Chief Financial Officer, Chief Operating Officer and Secretary of MPLC.

PROPOSED CHANGE IN CONTROL TRANSACTION

On January 31, 2007, MPLC entered into the Exchange Agreement with New Motion, the Stockholders and Trinad. Under the Exchange Agreement, MPLC will, at the Closing, acquire all of the New Motion Shares from the Stockholders, and the Stockholders will deliver all of their New Motion Shares to MPLC. In exchange, MPLC will issue to the Stockholders 500,000 shares of Series C Preferred Stock. Subject to the approval of MPLC’s stockholders to effect a 1-for-300 reverse stock split (the “Reverse Split”), the Series C Preferred Stock shall be convertible, on a post-Reverse Split basis, into an aggregate of 9,000,000 shares of Common Stock, less the number of shares of Common Stock issuable upon exercise of all outstanding New Motion options and warrants following their assumption by MPLC pursuant to the terms of the Exchange Agreement (“Conversion Shares”).

Following the Closing of the Exchange, New Motion will continue as a wholly-owned subsidiary of MPLC.

At the Closing, MPLC will assume the outstanding options and warrants issued by New Motion, and each such New Motion option and warrant will become an option or warrant to purchase that number of shares (on a post-Reverse Split basis) of Common Stock obtained by multiplying the number of shares of New Motion common stock issuable upon the exercise of such option or warrant by the exchange ratio, at an exercise price per share (on a post-Reverse Split basis) equal to the per share exercise price of such option or warrant divided by the exchange ratio. The exchange ratio equals the quotient of (a) 9,000,000 divided by (b) the sum of (i) the number of shares of New Motion common stock outstanding as of the Closing, plus (ii) the number of shares of New Motion common stock issuable upon the exercise of all New Motion options and warrants outstanding as of the Closing (but specifically excluding any shares issuable pursuant to the IVG Note, as discussed below). Based on the current number of New Motion Shares outstanding and the current number of shares of New Motion common stock issuable upon the exercise of all options and warrants issued by New Motion, the exchange ratio will be approximately 1.453.

In addition, at the Closing, MPLC will assume a convertible promissory note (the “IVG Note”) in the principal amount of up to $2,320,000 issued by New Motion in favor of Index Visual & Games Ltd. pursuant to the terms of an Asset Purchase Agreement between New Motion and IVG, on the same terms and conditions as set forth in the IVG Note, except that the conversion price (on a post-Reverse Split basis) will be adjusted to equal the price obtained by dividing the conversion price set forth in the IVG Note by the exchange ratio.

MPLC is presently authorized under its Certificate of Incorporation to issue 75,000,000 shares of Common Stock and 1,000,000 shares of preferred stock, par value $0.10 per share. Of the 1,000,000 shares of preferred stock authorized, one share has been designated as Series A Convertible Preferred Stock (“Series A Preferred Stock”), 675 shares have been designated as Series B Convertible Preferred Stock (“Series B Preferred Stock,” and together with the Series A Preferred Stock and Series C Preferred Stock, the “Preferred Stock”), and 500,000 shares will be designated as Series C Preferred Stock prior to the Closing pursuant to a Certificate of Designation of Series C Convertible Preferred Stock upon approval by MPLC’s board of directors, and upon filing with and acceptance by, the Secretary of State of the State of Delaware. As of the date hereof, MPLC has 75,000,000 shares of Common Stock and one share of Series A Preferred Stock (which is convertible into 360,000,000 shares of Common Stock (1,200,000 shares of Common Stock on a post-Reverse Split basis)) issued and outstanding. In addition, 650 shares of Series B Preferred Stock (which are convertible into 390,000,000 shares of Common Stock (1,300,000 shares of Common Stock on a post-Reverse Split basis)) will be sold in connection with a private placement transaction (the “Series B Financing”), which will be closed simultaneously with the Closing, and 25 shares of Series B Preferred Stock (which are convertible into 15,000,000 shares of Common Stock (50,000 shares of Common Stock on a post-Reverse Split basis)) are subject to a purchase option granted to Jerome Chazen, one of MPLC’s directors. No shares of Series C Preferred Stock are outstanding.

Under the terms of the Exchange Agreement, the New Motion Shares will be exchanged for 500,000 shares of Series C Preferred Stock. The shares of Series C Preferred Shock issued in the Exchange will be convertible into approximately 2,179,106,500 shares of Common Stock based on a Series C Preferred Stock conversion rate (the “Conversion Rate”) of approximately 4358.213 shares of Common Stock for each share of Series C Preferred Stock. On a post-Reverse Split basis, the shares of Series C Preferred Stock issued in the Exchange will be convertible into approximately 7,263,688 shares of Common Stock.

The Preferred Shares will immediately and automatically be converted into shares of Common Stock (the “Mandatory Conversion”) upon the approval by a majority of MPLC’s stockholders (voting together on an as-converted-to-common-stock basis), following the consummation of the transactions contemplated under the Exchange Agreement, of an amendment to MPLC’s certificate of incorporation to increase the number of authorized shares of Common Stock from 75,000,000 to 100,000,000, to change MPLC’s corporate name and to approve the Reverse Split. Upon the effectiveness of such amendment, MPLC will have a sufficient number of authorized but unissued and un-reserved shares of Common Stock to allow for the full conversion of all of the outstanding shares of Preferred Stock and all other securities convertible into or exchangeable for Common Stock. MPLC anticipates that it will be able to obtain the requisite vote from its stockholders to facilitate the amendment of its certificate of incorporation shortly after the consummation of the transactions contemplated under the Exchange Agreement.

Subject to the approval of MPLC’s stockholders to effect the Reverse Split, upon the Mandatory Conversion (prior to giving effect to any issuance of securities in connection with the Series B Financing, and assuming no exercise or conversion of outstanding options, warrants or convertible securities), and subject to an adjustment of the Conversion Rate as a result of the Reverse Split, the Stockholders will, in the aggregate, own approximately 7,263,688 shares of Common Stock, representing approximately 83.4% of the outstanding shares of Common Stock immediately following the Mandatory Conversion. The existing Series A Preferred stockholder and the existing common stockholders of MPLC (collectively, the “MPLC Stockholders”) will, following the Mandatory Conversion (prior to giving effect to any issuance of securities in connection with the Series B Financing, and assuming no exercise or conversion of outstanding options or convertible securities) and assuming the effectiveness of the Reverse Split, own approximately 1,450,000 shares of Common Stock, representing approximately 16.6% of the outstanding shares of Common Stock. The shares of MPLC’s Common Stock received in the Reverse Split will be subject to round up for fractional shares.

The holders of shares of Preferred Stock are entitled to vote together with the holders of Common Stock, as a single class on an as-converted basis, upon all matters submitted to holders of Common Stock for a vote. Each share of Preferred Stock will carry a number of votes equal to the number of votes attributable to the shares of Common Stock issuable upon the conversion of such share of Preferred Stock at the record date. The holders of shares of Common Stock are entitled to one vote per share of Common Stock held on all matters submitted to holders of Common Stock for a vote. As such, immediately following the Closing (prior to giving effect to any issuance of securities in connection with the contemplated Series B Financing, and assuming no exercise or conversion of outstanding options or convertible securities), the Stockholders and the MPLC Stockholders will hold approximately 83.4% and 16.6%, respectively, of the total combined voting power of all classes of MPLC’s stock entitled to vote. Giving effect to the issuance of the Series B Preferred Stock (and assuming no exercise or conversion of outstanding options or convertible securities), the Stockholders will hold approximately 72.5%, the MPLC Stockholders will hold approximately 14.5% and the holders of Series B Preferred Stock will hold approximately 13%, respectively, of the total combined voting power of all classes of MPLC’s stock entitled to vote.

The ownership interests of the Stockholders and the MPLC Stockholders are subject to dilution by the IVG Note, the outstanding options and warrants MPLC will assume in connection with the Exchange, and the issuance of shares of Series B Preferred Stock in connection with the contemplated Series B Financing. Upon the conversion of the IVG Note, MPLC will issue up to an aggregate of 674,192 shares of Common Stock (on a post-Reverse Split basis). Upon the exercise of the New Motion options and warrants assumed by MPLC, MPLC will issue up to 1,712,778 shares of Common Stock (on a post-Reverse Split basis) and up to 23,534 shares of Common Stock (on a post-Reverse Split basis), respectively. Upon the closing of the contemplated Series B Financing, MPLC will issue 650 shares of Series B Preferred Stock which will be convertible into 1,300,000 shares of Common Stock (on a post-Reverse Split basis) and an option to purchase 25 shares of Series B Preferred Stock which will be convertible into 50,000 shares of Common Stock (on a post-Reverse Split basis).

Upon the Mandatory Conversion and assuming the effectiveness of the Reverse Split, on a fully-diluted basis, the Stockholders will, in the aggregate, own approximately 7,263,688 shares of Common Stock representing approximately 58.2% of the outstanding shares of Common Stock, the holders of the outstanding options and warrants issued by New Motion and assumed by MPLC will be entitled to purchase approximately 1,736,312 shares of Common Stock representing approximately 13.9% of the outstanding shares of Common Stock, and the holder of the IVG Note will be entitled to convert the IVG Note into approximately 674,192 shares of Common Stock representing approximately 5.4% of the outstanding shares of Common Stock. Collectively, on a fully-diluted basis, the Stockholders, the holders of outstanding options and warrants issued by New Motion and assumed by MPLC and the holder of the IVG Note will own or be entitled to obtain a total of approximately 9,674,192 shares of Common Stock representing approximately 77.6% of the outstanding shares of Common Stock (assuming the effectiveness of the Mandatory Conversion and the Reverse Split). Upon the Mandatory Conversion and assuming the effectiveness of the Reverse Split, on a fully-diluted basis, the MPLC Stockholders will, in the aggregate, own approximately 1,450,000 shares of Common Stock representing approximately 11.6% of the outstanding shares of Common Stock and the holders of Series B Preferred Stock will, in the aggregate, own approximately 1,350,000 shares of Common Stock representing approximately 10.8% of the outstanding shares of Common Stock. Collectively, on a fully-diluted basis, the MPLC Stockholders and the holders of Series B Preferred Stock will own approximately 2,800,000 shares of Common Stock representing approximately 22.4% of the outstanding shares of Common Stock (assuming the effectiveness of the Mandatory Conversion and the Reverse Split).

The issuance of the shares of Series C Preferred Stock to the Stockholders in the Exchange and, upon conversion of such shares of Series C Preferred Stock, the shares of Common Stock underlying such shares of Series C Preferred Stock, is intended to be exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(2) thereof and such other available exemptions. The shares of Series C Preferred Stock and the Conversion Shares may not be offered or sold in the United States unless they are registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is available. No registration statement covering these securities has been filed with the SEC or any state securities commission in connection with the Exchange.

In connection with the Reverse Split, MPLC’s board of directors may, in its discretion, provide special treatment to certain MPLC stockholders to preserve round lot holders (i.e., holders owning at least 100 shares prior to the Reverse Split) after the Reverse Split. MPLC’s board of directors may elect, in its discretion, to provide such special treatment to the record holders of Common Stock only on a per certificate basis or more generally to the beneficial holders of Common Stock. For example, if MPLC’s board of directors determines to provide such special treatment to record holders only, the record holders of Common Stock holding a certificate representing 30,000 or fewer shares of Common Stock but at least 100 shares of Common Stock would receive 100 shares of Common Stock after the Reverse Split with respect to each such certificate, and record holders holding a certificate representing less than 100 shares of Common Stock would not be affected and would continue to hold a certificate representing the same number of shares as such stockholders held before the Reverse Split. In the alternative, if MPLC’s board of directors determines to provide such special treatment to beneficial holders generally, the beneficial holders of Common Stock beneficially holding 30,000 or fewer shares of Common Stock but at least 100 shares of common stock would receive 100 shares of Common Stock after the Reverse Split, and persons beneficially holding less than 100 shares of Common Stock would not be affected by the Reverse Split and would continue to hold the same number of shares as such stockholders held before the Reverse Split. The terms and conditions of special treatment afforded to MPLC’s stockholders to preserve round lot stockholders, if any, including the record dates for determining which stockholders may be eligible for such special treatment, will be established in the discretion of MPLC’s board of directors.

Effective as of the Closing of the Exchange, and subject to applicable regulatory requirements, including the preparation, filing and distribution to the MPLC stockholders of a Schedule 14(f)-1 Notice to Stockholders at least ten (10) days prior to Closing, Robert S. Ellin will resign as MPLC’s Chief Executive Officer and President, and Jay A. Wolf will resign as MPLC’s Chief Financial Officer, Chief Operating Officer and Secretary. Robert S. Ellin, Barry Regenstein and Jerome Chazen will continue as members of MPLC’s board of directors. Immediately following the Closing, the following persons will be appointed as executive officers and directors of MPLC:

Name	Age	Position
Burton Katz	35	Chief Executive Officer, Director
Ray Musci	46	President, Director
Allan Legator	36	Chief Financial Officer, Secretary
Scott Walker	45	Chief Marketing Officer
Drew Larner	42	Director

Additionally, as a condition to the Closing, Trinad Capital Master Fund, Ltd., MPLC’s majority stockholder immediately prior to the Closing, and certain stockholders of New Motion will enter into a voting agreement agreeing to vote their shares of MPLC’s voting securities: (i) to elect one member to MPLC’s board of directors to be designated by Trinad for a period of one year following the Closing and to vote for such other persons that may be designated by the New Motion stockholders to fill any vacant position on MPLC’s board of directors (other than the Trinad Designate), and (ii) to approve the Reverse Split, the increase in MPLC’s authorized shares of common stock from 75,000,000 shares to 100,000,000 shares, the adoption of a stock incentive plan, and the change of MPLC’s corporate name.

Under the Exchange Agreement, MPLC and New Motion have agreed to take certain actions, some of which are conditions to the Closing of the Exchange. Each company is obligated to (a) obtain all necessary approvals for various aspects of the transaction, (b) give the other access to the records and personnel to complete such party’s due diligence review, (c) proceed expeditiously to undertake all actions so as to be able to consummate the Exchange, and (d) refrain from soliciting or initiating proposals from, providing information to or holding discussions with any party concerning any sale of assets or any material portion of any capital stock or any merger, consolidation, business combination, liquidation or similar transaction, subject to the fiduciary obligations of directors generally. In addition, MPLC and New Motion have each agreed to continue to operate their business in the ordinary course prior to the Exchange. New Motion is also required to deliver audited financial statements for the fiscal years ended December 31, 2005 and unaudited financial statements of New Motion for the three month and nine month periods ended September 30, 2005 and 2006.

In addition to the foregoing conditions, the Exchange is conditioned upon (i) preparation, filing and distribution to this Information Statement to MPLC’s stockholders, and (ii) continued quotation of MPLC’s common stock on the OTC Bulletin Board.

Except for provisions in the Exchange Agreement which contemplate the performance of any agreement or covenant by any party after the Closing, the representations and warranties, agreements and covenants of all the parties to the Exchange Agreement do not survive the closing.

The Exchange Agreement may be terminated as follows: (i) by mutual consent, (ii) by either party if the Exchange is not consummated by February 14, 2007 (iii) by either party if the Exchange is prohibited by issuance of an order, decree or ruling, or (iv) by either party if the other is in material breach of any representation, warranty, covenant or agreement. In the event of termination, each party is responsible for its own expenses.

The directors of MPLC and New Motion have approved the Exchange Agreement and the transactions contemplated thereunder. Stockholders holding all the outstanding shares of common stock of New Motion have already approved the Exchange Agreement and the transactions contemplated thereunder as evidenced by their execution of the Exchange Agreement or a counterpart thereof. The parties expect the closing of the transactions under the Exchange Agreement to occur on or about February 12, 2007. However, there can be no assurances that the Exchange will be completed.

On November 22, 2006, in its Current Report on Form 8-K dated November 22, 2006, MPLC reported the execution of a letter of intent to acquire New Motion. On February 1, 2007, in its Current Report on Form 8-K dated February 1, 2007, MPLC reported the execution of the Exchange Agreement.

VOTING SECURITIES

The Common Stock and the Series A Preferred Stock are the only classes of equity securities that are currently outstanding and entitled to vote at a meeting of MPLC’s stockholders. The holders of shares of Series A Preferred Stock are entitled to vote together with the holders of the Common Stock, as a single class on an as-converted basis, upon all matters submitted to holders of Common Stock for a vote. Each share of Common Stock entitles the holder thereof to one vote. As of the date hereof, MPLC has 75,000,000 shares of Common Stock, and 1 share of Series A Preferred Stock (which is convertible into 360,000,000 shares of Common Stock), issued and outstanding.

MPLC’S BUSINESS

MPLC is currently a public “shell” company with nominal assets whose sole business has been to identify, evaluate and investigate various companies with the intent that, if such investigation warrants, a reverse merger transaction be negotiated and completed pursuant to which MPLC would acquire a target company with an operating business with the intent of continuing the acquired company’s business as a publicly held entity.

NEW MOTION’S BUSINESS

New Motion, Inc., a Delaware corporation formed in 2005, is a privately held global publisher of wireless entertainment applications, including games, ringtones, images and other entertainment content. New Motion develops and licenses its content offerings both internally and through third-parties. The company distributes its products and services in North America and bills through third-party aggregators to most U.S. carriers. These carriers represent approximately 215 million customers. New Motion’s customers typically purchase the company’s applications directly from it and are billed by their wireless carriers. The company’s customers are charged a one-time or monthly subscription fee for the product or service which appears on their mobile phone bill. The wireless carrier collects the fee, retains a percentage and remits the balance to New Motion through the company’s third-party aggregators. Subscribers must have a mobile phone with at least SMS multimedia capabilities to download and use most of New Motion’s products and services. Properties include, among others, MobileSidewalk’s Music Trivia, Ringtone Club, Bid4Prizes and Scavenger Hunt. New Motion’s licensed brands include, among others, Sigalert, the Sports Page and Restaurant Row.

New Motion’s corporate headquarters are located at 42 Corporate Park, Suite 250, Irvine, California 92606.

While New Motion’s management believes that it has the opportunity to be successful in the mobile entertainment industry, there can be no assurance that New Motion will be successful in accomplishing its business initiatives, or that it will be able to grow its revenues, or continue to generate net income, from the sale of its products and services.

The business of New Motion involves a number of risks and uncertainties that could cause the actual results of operations to differ materially from those estimated by its management from time to time. Potential risks and uncertainties, include, but are not limited to, such factors as fluctuations in demand for the company’s products and services, the introduction of new products and services, the company’s ability to build and maintain its customer base and develop strategic business relationships, the impact of competitive products and services and the pricing thereof, the company’s ability to source or develop premium content for distribution, the company’s ability to attract and retain qualified management and employees, growth in the mobile entertainment market and in target markets identified by the company, the adequacy of the company’s liquidity and financial strength to support its growth, and other information that may be detailed from time to time in MPLC’s filings with the SEC should the Exchange be completed.

DIRECTORS AND OFFICERS

The following table sets forth the names, positions and ages of the executive officers and directors of MPLC as of the date hereof. All directors serve until the next annual meeting of stockholders or until their successors are elected and qualified. Officers are elected by the board of directors and their terms of office are, except to the extent governed by employment contract, at the discretion of the board of directors. There is no family relationship between any director, executive officer or person nominated or chosen by MPLC to become a director or executive officer.

Name	Age	Position	Term
Robert S. Ellin	41	Chief Executive Officer, President and Director	1 Year
Jay A. Wolf	34	Chief Financial Officer, Chief Operating Officer and Secretary	1 Year
Barry I. Regenstein	50	Director	1 Year
Jerome Chazen	79	Director	1 Year

Directors and Executive Officers

Robert S. Ellin, Chief Executive Officer, President and Director

Robert S. Ellin is a Managing Member of Trinad, which is a hedge fund dedicated to investing in micro-cap public companies, and has served as MPLC’s Chief Executive Officer and President and as a Director since October 24, 2006. Mr. Ellin currently sits on the board of Command Security Corporation (CMMD), ProLink Holdings Corporation (PLKH), U.S. Wireless Data, Inc. (USWI) and Mediavest, Inc (MVSI). Prior to joining Trinad Capital LP, Mr. Ellin was the founder and President of Atlantis Equities, Inc., a personal investment company. Founded in 1990, Atlantis has actively managed an investment portfolio of small capitalization public company as well as select private company investments. Mr. Ellin frequently played an active role in Atlantis investee companies including Board representation, management selection, corporate finance and other advisory services. Through Atlantis and related companies Mr. Ellin spearheaded investments into ThQ, Inc. (OTC:THQI), Grand Toys (OTC: GRIN), Forward Industries, Inc. (OTC: FORD) and completed a leveraged buyout of S&S Industries, Inc. where he also served as President from 1996 to 1998. Prior to founding Atlantis Equities, Mr. Ellin worked in Institutional Sales at LF Rothschild and prior to that he was the Manager of Retail Operations at Lombard Securities. Mr. Ellin received a Bachelor of Arts from Pace University.

Jay A. Wolf, Chief Financial Officer, Chief Operating Officer and Secretary

Jay A. Wolf is a Managing Director of Trinad Capital LP and has served as MPLC’s Chief Financial Officer, Chief Operating Officer, and Secretary since October 24, 2006. Mr. Wolf currently sits on the board of Shells Seafood Restaurants (SHLL), ProLink Holdings Corporation (PLKH), StarVox Communications, Inc., Optio Software, Inc. (OPTO), U.S. Wireless Data, Inc. (USWI) and Mediavest, Inc. (MVSI). Mr. Wolf has ten years of investment and operations experience in a broad range of industries. Mr. Wolf's investment experience includes senior and subordinated debt, private equity, mergers & acquisitions and public equity investments. Prior to joining Trinad Capital LP, Mr. Wolf served as the Vice President of Corporate Development for a marketing communications firm where he was responsible for the company's acquisition program. Prior to that he worked at CCFL Ltd. a Toronto based merchant bank in the Senior Debt Department and subsequently for Trillium Growth Capital the firm's venture capital Fund. Mr. Wolf received a Bachelor of Arts from Dalhousie University.

Barry I. Regenstein, Director

Barry I. Regenstein is the President and Chief Financial Officer of Command Security Corporation and has served as a director of MPLC since October 24, 2006. Trinad is a significant shareholder of Command Security Corporation and Mr. Regenstein has formerly served as a consultant for Trinad. Mr. Regenstein has over 28 years of experience with 23 years of such experience in the aviation services industry. Mr. Regenstein was formerly Senior Vice President and Chief Financial Officer of Globe Ground North America (previously Hudson General Corporation), and previously served as the Corporation's Controller and as a Vice President. Prior to joining Hudson General Corporation in 1982, he had been with Coopers & Lybrand in Washington, D.C. since 1978. Mr. Regenstein currently sits of the boards of GTJ Co., Inc., ProLink Corporation (PLKH), U.S. Wireless Data, Inc. (USWI) and Mediavest, Inc. (MVSI). Mr. Regenstein is a Certified Public Accountant and received his Bachelor of Science in Accounting from the University of Maryland and an M.S. in Taxation from Long Island University.

Jerome A. Chazen, Director

Jerome A. Chazen has served as a director of the Company since April 2005. Mr. Chazen is also Chairman of Chazen Capital Partners, a private investment company. Prior to Chazen Capital, Mr. Chazen was one of the four founders of Liz Claiborne Inc., where he is also Chairman Emeritus. Mr. Chazen is also the founder and Benefactor of the Jerome A. Chazen Institute of International Business, the focal point of all international programs at Columbia Business School. Mr. Chazen received his Bachelor Degree from the University of Wisconsin and his MBA from Columbia Business School. Mr. Chazen has been a director of Taubman Centers, Inc. since 1992.

COMMITTEES OF BOARD OF DIRECTORS

Audit Committee and Audit Committee Financial Expert

MPLC is not a "listed company" under SEC rules and is therefore not required to have an audit committee comprised of independent directors. MPLC does not currently have an audit committee, however, for certain purposes of the rules and regulations of the SEC, MPLC’s board of directors is deemed to be its audit committee. MPLC’s board of directors has determined that its members do not include a person who is an “audit committee financial expert” within the meaning of the rules and regulations of the SEC. The board of directors has determined that each of its members is able to read and understand fundamental financial statements and has substantial business experience that results in that member’s financial sophistication. Accordingly, MPLC’s board of directors believes that each of its members has sufficient knowledge and experience necessary to fulfill the duties and obligations that an audit committee would have.

Code of Ethics

MPLC has adopted a Code of Ethics that applies to its officers, directors and employees. The Code is designed to deter wrong-doing and promote honest and ethical behavior, full, fair, timely, accurate and understandable disclosure and compliance with applicable governmental laws, rules and regulations. It is also designed to encourage prompt internal reporting of violations of the Code to an appropriate person and provides for accountability for adherence to the Code.

Board Meetings and Committees

Directors may be paid their expenses, if any, of attendance at a meeting of the board of directors, and may be paid a fixed sum for attendance at each meeting of the board of directors or a stated salary as a director. No such payment shall preclude any director from serving the Company in any other capacity and receiving compensation therefor except as otherwise provided under applicable law. No compensation has been paid to the directors. The board of directors may designate from among its members an executive committee and one or more other committees. No such committees have been appointed. MPLC has not held an annual meeting of stockholders since March 2003.

MPLC is not a “listed company” under SEC rules and is therefore not required to have a compensation committee or a nominating committee. MPLC does not currently have a compensation committee. MPLC has no employees, and any compensation for directors and officers must be approved by the board of directors.

MPLC neither has a nominating committee for persons to be proposed as directors for election to the board of directors nor a formal method of communicating nominees from stockholders. MPLC does not have any restrictions on stockholder nominations under its certificate of incorporation or bylaws. The only restrictions are those applicable generally under Delaware corporate law and the federal proxy rules. Currently, the entire board of directors decides on nominees, on the recommendation of one or more members of the board of directors. MPLC does not pay a fee to any third party to identify or evaluate, or assist in identifying or evaluating potential nominees. None of the members of the Board of Directors are “independent,” as defined in the listing requirements for NASDAQ securities. The board of directors will consider suggestions from individual stockholders, subject to evaluation of the person's merits. Stockholders may communicate nominee suggestions directly to any of the Board members, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. Although there are no formal criteria for nominees, MPLC’s Board of Directors believes that persons should be actively engaged in business endeavors, have a financial background, and be familiar with acquisition strategies and money management.

The board of directors has determined not to adopt a formal methodology for communications from stockholders on the belief that the board of directors maintains an open environment for communication from its stockholders.

Until further determination by the board of directors, the full board of directors will undertake the duties of the Audit Committee, Compensation Committee and Nominating Committee of the board of directors.

Conflicts of Interest

Certain conflicts of interest existed at July 31, 2006 and may continue to exist between MPLC and its officers and directors due to the fact that each has other business interests to which they devote their primary attention. Each officer and director may continue to do so notwithstanding the fact that management time should be devoted to the business of MPLC.

Certain conflicts of interest may exist between MPLC and its management, and conflicts may develop in the future. MPLC has not established policies or procedures for the resolution of current or potential conflicts of interest between MPLC, its officers and directors or affiliated entities. There can be no assurance that management will resolve all conflicts of interest in favor of MPLC, and conflicts of interest may arise that can be resolved only through the exercise by management of their best judgment as may be consistent with their fiduciary duties. Management will try to resolve conflicts to the best advantage of all concerned, but there may be times when an acquisition opportunity is given to another entity to the disadvantage of MPLC’s stockholders and for which there will be no recourse.

DIRECTOR AND OFFICER COMPENSATION

The following table sets forth, as to MPLC’s named executive officers, information concerning all compensation paid to its named executive officers for services rendered during its fiscal years ended July 31, 2006, 2005 and 2004. No other executive officers received total compensation in excess of $100,000 for the fiscal years ended July 31, 2006, 2005 and 2004.

Long Term Compensation
		Annual Compensation			Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options/ SARs (#)	LTIP Payouts ($)	All Other Compensation ($)
Isaac Kier (1) President, Secretary, Treasurer and Director	2006 2005 2004	-- -- --	-- -- --	-- -- --	-- -- --	-- -- --	-- -- --	-- -- --
David Allen (2) President, CEO, CFO and Secretary	2006 2005 2004	-- $160,000 $160,000	-- $100,000 --	-- -- --	-- -- --	-- -- --	-- -- --	-- -- --

(1)
As of the date hereof, Mr. Kier received no compensation for his services as a director of MPLC. Mr. Kier resigned from his position as President, Secretary, and Treasurer effective October 24, 2006 and resigned as a director on January 24, 2007.

(2)	Mr. Allen served as MPLC’s President, Chief Executive Officer, Chief Financial Officer and Secretary and resigned from these positions effective April 26, 2005.

Option/SAR Grants in Last Fiscal Year

There were no option grants made to named executive officers by MPLC during the fiscal year ended July 31, 2006, and no executive officers exercised options during the fiscal year ended July 31, 2006. Pursuant to an order from the Bankruptcy Court, all outstanding options were repurchased by the Company for $0.01 per share and cancelled. Accordingly, the Company has no options outstanding as of the date hereof.

Aggregated Options/SARs Exercised in Last Fiscal Year and Fiscal Year-End Option/SAR Values.

No executive officers exercised options during fiscal 2006. There are no outstanding options as of July 31, 2006 and 2005.

Employment Contracts with Executive Officers.

MPLC was party to an employment agreement with Mr. Allen. Mr. Allen voluntarily terminated his employment agreement on April 26, 2005 and MPLC has no obligation remaining under such agreement.

Director Compensation.

MPLC did not pay any compensation to any of its current directors in fiscal 2006, 2005 or 2004.

NEW DIRECTORS AND OFFICERS

The Exchange Agreement provides that, on the Closing, Robert S. Ellin will resign as MPLC’s Chief Executive Officer and President, and Jay A. Wolf will resign as MPLC’s Chief Financial Officer, Chief Operating Officer and Secretary. The following officers will be appointed by the newly constituted board of directors:

Name	Age	Position
Burton Katz	35	Chief Executive Officer
Ray Musci	46	President
Allan Legator	36	Chief Financial Officer and Secretary
Scott Walker	45	Chief Marketing Officer

Burton Katz.  Mr. Katz has served as the Chief Executive Officer of New Motion since August 28, 2006. Mr. Katz has been involved in the mobile industry since its inception. Previously, Mr. Katz was with Buongiorno S.p.A., where he was president of Buongiorno’s North American operations and past executive of its U.K. operations. Mr. Katz oversaw strategic planning and implementation of both Buongiorno’s B2B business and the successful U.S. launch of their consumer brand. Prior to joining Buongiorno in 2001, Mr. Katz was a principal in PriceWaterhouseCooper’s E-Business Division, where he advised global telecom and media clients on pioneering new products and developing digital distribution channels. Mr. Katz holds a masters of business administration degree in marketing and interactive technologies from the University of Southern California.

Ray Musci. Mr. Musci has served as President and Chief Operating Officer of New Motion since August 3, 2006. Mr. Musci was a consultant to New Motion from January through August 2006 prior to joining the organization. Mr. Musci brings over 25 years of high tech, media, entertainment and consumer product experience to the company. Most recently, Mr. Musci was founder and chief executive officer of Bam! Entertainment, Inc., a company he founded in 1999 that published and distributed movie, sports and cartoon video games to a wide range of retailers. Prior to Bam!, Mr. Musci was president and chief executive officer of the U.S. subsidiary of Infograms Entertainment, Inc., now better known as Atari, Inc. In that position, he oversaw all aspects of the company’s North American unit, was responsible for 250 employees, and grew global revenues from $60 million to $300 million, and U.S. revenues from $80 million to $150 million. Before joining Infograms/Atari, Mr. Musci was founder, president and chief executive officer of Ocean Of America, Inc., a publisher and distributor of entertainment software. Founded in 1990, Mr. Musci built the company to annual revenues of $50 million, and sold it to Infograms/Atari in 1996. Mr. Musci holds a degree in criminal justice with a minor in business administration from Western University of Mexico.

Allan Legator. Mr. Legator has served as the Chief Financial Officer of New Motion since March 21, 2005 and became New Motion’s Secretary on January 26, 2007. Mr. Legator began his career in the early 1990s in the biotech area, and then in the audit practice of KPMG Peat Marwick, specializing in the technology sector. In 2000, Mr. Legator was recruited to serve as director of finance for Sega Japan Gaming Division, where he helped to structure the company’s Las Vegas gaming strategy. Sega subsequently named him chief of operations for the newly formed Sega Gaming Technologies. After a brief stint as chief financial officer of BroadSpring, Inc., he joined Scott Walker to launch New Motion in June 2005, where he heads up all financial functions, including business operations and all financial dealings with Mobile Sidewalk’s many partner companies and consumer customers.

Scott Walker. Mr. Walker served as New Motion’s Chief Executive Officer from March 21, 2005 through August 28, 2006, and has served as the company’s Senior Vice President of Marketing since August 28, 2006. Mr. Walker has been a leader in new media and emerging technologies for over two decades. Mr. Walker founded his first company in 1986 -- World Travel, which was valued at $15 million when sold. In the mid-1990’s, he founded and built one of the first Internet web hosting companies, NetPage Communications, which he sold in 1997. Subsequently, Mr. Walker headed up Mindset Interactive, Inc., known throughout the industry for its PC planner, which featured brands such as the N.Y. Yankees and various Warner Bros. properties. Prior to taking the helm of the newly formed New Motion and MobileSidewalk™, Mr. Walker was with BroadSpring Inc., a multi-million dollar new media company, which he helped form. Mr. Walker is now dedicated to establishing New Motion and MobileSidewalk as the leading provider of cell phone content in the United States.

At the Closing, the following individuals will be elected as directors of MPLC:

Name	Age	Position
Burton Katz	35	Director
Ray Musci	46	Director
Drew Larner	42	Director

Burton Katz. See biographical information provided above.

Ray Musci. See biographical information provided above.

Drew Larner. Drew Larner is a Managing Director at Europlay Capital Advisors, a Los Angeles-based merchant bank and advisory firm specializing in entertainment, media and technology companies.  Prior to Europlay, Mr. Larner spent over twelve years as an executive in the motion picture industry, most recently as Executive Vice-President at Spyglass Entertainment Group. In that role, he was involved in all operations of Spyglass with specific oversight of business development, international distribution and business and legal affairs.  Prior to Spyglass, Mr. Larner spent a total of five years at Morgan Creek Productions during which time he headed up the business and legal affairs department and then moved on to run Morgan Creek International, the company’s international distribution subsidiary.  Additionally, Mr. Larner spent two years as Vice President/Business Affairs at Twentieth Century Fox.  Mr. Larner began his career as an attorney in the Century City office of O’Melveny & Myers. Mr. Larner currently serves on the Boards of Directors of BroadSpring, Inc., an online search and advertising company, and New Motion, a mobile content company. Mr. Larner graduated with a B.A. from Wesleyan University, after which he earned a J.D. from Columbia Law School.

In addition, the Exchange Agreement provides that effective as of the Closing, Robert S. Ellin, Jerome Chazen and Barry Regestein will continue as directors of MPLC with Robert S. Ellin serving as the Trinad Designate. Biographical information for Messrs Ellin, Chazen and Regestein is presented above. The board of directors has determined that Drew Larner will be an “independent” director as that term is defined in Section 4200 of the Marketplace Rules as required by the NASDAQ Stock Market.

Summary Compensation Table

The following table sets forth, as to New Motion’s named executive officers, information concerning all compensation paid to its named executive officers for services rendered during the fiscal year ended December 31, 2006.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	All Other Compensation ($)	Total ($)
Burton Katz Chief Executive Officer(2)	2006	87,151	50,000	470,000		557,151
Ray Musci President and Chief Operating Officer(3)	2006	307,500		--		307,500
Allan Legator Chief Financial Officer and Secretary(4)	2006	175,833	34,220	--	21,835	231,888
Scott Walker Senior Vice President of Marketing(5)	2006	213,541	164,408	--	33,839	411,788
Shane Maidy Senior Vice President of Licensing(6)	2006	139,607	34,220	--	10,420	184,247

(1) Assumptions relating to the estimated fair value of these stock options, which New Motion is accounting for in accordance with SFAS 123(R) are as follows: risk-free interest rate of 5%; expected dividend yield zero percent; expected option life of seven years; and current volatility of 86%.

(2) Mr. Katz became New Motion’s Chief Executive Officer on August 28, 2006. Mr. Katz is subject to an employment agreement the terms of which are described hereafter. Mr. Katz was granted an option to purchase 250,000 shares of the common stock of New Motion at a per share exercise price of $3.40. Subsequent to the exchange transaction, this option entitles Mr. Katz to purchase 363,250 shares of MPLC’s common stock at a per share exercise price of $2.34.

(3) Mr. Musci became New Motion’s President and Chief Operating Officer on August 3, 2006. The compensation information reported for Mr. Musci was all paid to Mr. Musci as a consultant. Mr. Musci is not an employee of New Motion.

(4) Mr. Legator became New Motion’s Chief Financial Officer on March 21, 2005 and became New Motion’s Secretary on January 26, 2007. Mr. Legator is subject to an employment agreement the terms of which are described hereafter.

(5) Mr. Walker served as New Motion’s Chief Executive Officer from March 21, 2005 through August 28, 2006, and has served as New Motion’s Senior Vice President of Marketing since August 28, 2006. Mr. Walker is subject to an employment agreement the terms of which are described hereafter.

(6) Mr. Maidy became New Motion’s Senior Vice President of Licensing on October 1, 2005. Mr. Maidy is subject to an employment agreement the terms of which are described hereafter.

Outstanding Equity Awards at Fiscal Year-End Table

The following table presents information regarding outstanding options held by New Motion’s named executive officers as of the end of its fiscal year ending December 31, 2006. The information below assumes that New Motion’s named executive officers were entitled to purchase shares of MPLC’s common stock as of December 31, 2006, and reflects per share exercise prices on a post-Reverse Split basis.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Burton Katz	--	363,250(1)	$2.34	8/2/16
Ray Musci	--	--	--	--
Allan Legator	169,515(2)	121,085(2)	$0.48	5/31/15
Scott Walker	339,032(3)	242,168(3)	$0.53	5/31/10
Shane Maidy	46,010(4)	41,079(4)	$0.48	7/31/15

(1)
On August 3, 2006, Mr. Katz was granted an option to purchase 250,000 shares of the common stock of New Motion at a per share exercise price of $3.40. Subsequent to the exchange transaction, this option entitles Mr. Katz to purchase 363,250 shares of MPLC’s common stock at a per share exercise price of $2.34. This option vests as follows: 33.3% of the shares subject to the option vests on August 1, 2007, and the remaining 66.7% of the shares subject to the option vest monthly over the next 24 months thereafter.

(2)
On June 1, 2005, Mr. Legator was granted an option to purchase 200,000 shares of the common stock of New Motion at a per share exercise price of $0.70. Subsequent to the exchange transaction, this option entitles Mr. Legator to purchase 290,600 shares of MPLC’s common stock at a per share exercise price of $0.48. This option vests as follows: 33.3% of the shares subject to the option vested on June 1, 2006, and the remaining 66.7% of the shares subject to the option vest monthly over the next 24 months thereafter.

(3)
On June 1, 2005, Mr. Walker was granted an option to purchase 400,000 shares of the common stock of New Motion at a per share exercise price of $0.77. Subsequent to the exchange transaction, this option entitles Mr. Walker to purchase 581,200 shares of MPLC’s common stock at a per share exercise price of $0.53. This option vests as follows: 33.3% of the shares subject to the option vested on June 1, 2006, and the remaining 66.7% of the shares subject to the option vest monthly over the next 24 months thereafter.

(4)
On August 1, 2005, Mr. Maidy was granted an option to purchase 60,000 shares of the common stock of New Motion at a per share exercise price of $0.70. Subsequent to the exchange transaction, this option entitles Mr. Maidy to purchase 87,180 shares of MPLC’s common stock at a per share exercise price of $0.48. This option vests as follows: 33.3% of the shares subject to the option vested on August 1, 2006, and the remaining 66.7% of the shares subject to the option vest monthly over the next 24 months thereafter.

All agreements with New Motion’s named executive officers that provide for payments to such named executive officers at, following or in connection with the resignation, retirement or other termination of such named executive officers, or a change in control of New Motion or a change in the responsibilities of such named executive officers following a change in control are set forth in the description of the employment agreements below.

Director Compensation and Independence

New Motion’s non-employee directors do not receive compensation for their services but are reimbursed for travel expenses associated with attendance at meetings of New Motion’s board of directors. There were no reimbursements for travel expenses for the fiscal year ended December 31, 2006. New Motion does not have a separately designated audit, compensation or nominating committee of its board of directors. New Motion is not a “listed company” under SEC rules and is therefore not required to have separate committees comprised of independent directors. New Motion has, however, determined that Drew Larner is “independent” as that term is defined in Section 4200 of the Marketplace Rules as required by the NASDAQ Stock Market.

Employment Contracts

Burton Katz is party to an Employment Agreement dated August 28, 2006 with New Motion. Mr. Katz’s Employment Agreement has a term of three years which term may be extended through December 31, 2009. Mr. Katz’s Employment Agreement provides for an annual base salary of $300,000 with a guaranteed increase of at least 5% after each 12-month period during the term, and also provides for an advance of $30,000 for relocation expenses which amount (or a portion thereof) must be repaid by Mr. Katz in the event that Mr. Katz does not remain employed with the Company through the entire initial term of the Employment Agreement and all amounts owed to Mr. Katz upon his cessation of service do not exceed the amount of the advance. Mr. Katz’s Employment Agreement also provides that Mr. Katz will be eligible for a bonus of up to 30% (but no less than $50,000) of the amount set aside by New Motion, based on its earnings before interest and taxes, for payment to executives. Mr. Katz is also entitled to receive an allowance of $1,000 per month for costs associated with the lease or purchase, maintenance and insurance of an automobile, and an additional allowance of $300 per month for costs associated with the use of cellular equipment and mobile communication service or subscription fees. Upon the termination of Mr. Katz’ employment with New Motion for good reason or without cause, Mr. Katz is entitled to receive the base salary that would have been paid to Mr. Katz from the date of termination of his service through the expiration of his Employment Agreement, continued healthcare coverage for the same period, and a pro-rated portion of any bonus that would have been earned by Mr. Katz during the fiscal year in which his employment terminated. Mr. Katz has agreed not to solicit New Motion’s customers, suppliers, employees or licensors for a period terminating on the earlier of two years after the termination of Mr. Katz employment with New Motion or June 30, 2011. Mr. Katz’s Employment Agreement also provides for the arbitration of disputes.

Ray Musci is not an employee of New Motion. Mr. Musci is party to a Contractor Agreement dated January 11, 2006 with New Motion. While Mr. Musci’s Contractor Agreement terminated on December 11, 2006, New Motion and Mr. Musci continue to view the Contractor Agreement as the document governing the parties’ relationship. Under the terms of the Contractor Agreement, Mr. Musci is entitled to receive a fee of $30,000 per month for services rendered under the Contractor Agreement.

Allan Legator is party to an Employment Agreement dated October 1, 2005 with New Motion. Mr. Legator’s Employment Agreement terminates on June 1, 2008. In the current year, Mr. Legator’s base salary is $185,000, which will increase to $205,000 on June 1, 2007. Mr. Legator’s Employment Agreement also provides that Mr. Legator will be eligible to receive an annual bonus of up to $120,000 based on an accrual of 1% of each calendar month’s net profits as determined in accordance with generally accepted accounting principals. Mr. Legator is also entitled to reimbursement for costs associated with the lease or purchase, maintenance and insurance of an automobile in an amount of up to $800 per month, and reimbursement of an additional amount of up to $300 per month for costs associated with the use of cellular equipment and mobile communication service or subscription fees. Upon the termination of Mr. Legator’s employment with New Motion without cause, Mr. Legator is entitled to receive the base salary and the bonus that would have been paid to Mr. Legator from the date of termination of his service through the expiration of the initial term of his Employment Agreement. After the expiration of his Employment Agreement, upon the termination of Mr. Legator’s employment with New Motion without cause, Mr. Legator is entitled to receive one month’s pay at Mr. Legator’s then current base salary. Mr. Legator’s Employment Agreement also provides for the arbitration of disputes.

Shane Maidy is party to an Employment Agreement dated October 1, 2005 with New Motion. Mr. Maidy’s Employment Agreement terminates on August 25, 2007. In the current year, Mr. Maidy’s base salary is $160,000. Mr. Maidy’s Employment Agreement also provides that Mr. Maidy will be eligible to receive an annual bonus of up to $120,000 based on an accrual of 1% of each calendar month’s net profits as determined in accordance with generally accepted accounting principals. Mr. Maidy is also eligible to receive a bonus equal to 1% of the monthly net profits of New Motion’s licensing division. Mr. Maidy is also entitled to receive commissions according to the terms set forth under his Employment Agreement. Pursuant to the terms of his Employment Agreement, Mr. Maidy is entitled to reimbursement for costs associated with the lease or purchase, maintenance and insurance of an automobile in an amount of up to $800 per month, and reimbursement of an additional amount of up to $300 per month for costs associated with the use of cellular equipment and mobile communication service or subscription fees. Upon the termination of Mr. Maidy’s employment with New Motion without cause, Mr. Maidy is entitled to receive the base salary, bonus and commissions that would have been paid to Mr. Maidy from the date of termination of his service through the expiration of the initial term of his Employment Agreement. After the expiration of his Employment Agreement, upon the termination of Mr. Maidy’s employment with New Motion without cause, Mr. Maidy is entitled to receive one month’s pay at Mr. Maidy’s then current base salary. Mr. Maidy’s Employment Agreement also provides for the arbitration of disputes.

Scott Walker is party to an Employment Agreement dated October 1, 2005 with New Motion. Mr. Walker’s Employment Agreement terminates on June 1, 2008. In the current year, Mr. Walker base salary is $225,000, which will increase to $250,000 on June 1, 2007. Mr. Walker’s Employment Agreement also provides that Mr. Walker will be eligible to receive an annual bonus based on an accrual of 5% of each calendar month’s profits (before taxes but after deduction of the bonuses payable to other executives of New Motion) as determined in accordance with generally accepted accounting principals. Mr. Walker is also entitled to reimbursement for costs associated with the lease or purchase, maintenance and insurance of an automobile in an amount of up to $1,200 per month, and reimbursement of an additional amount of up to $300 per month for costs associated with use of cellular equipment and mobile communication service or subscription fees. Upon the termination of Mr. Walker’s employment with New Motion without cause, Mr. Walker is entitled to receive the base salary and the bonus that would have been paid to Mr. Walker from the date of termination of his service through the expiration of the initial term of his Employment Agreement. After the expiration of his Employment Agreement, upon the termination of Mr. Walker’s employment with New Motion without cause, Mr. Walker is entitled to receive one month’s pay at Mr. Walker’s then current base salary. Mr. Walker’s Employment Agreement also provides for the arbitration of disputes.

Ownership of New Directors and Officers in MPLC

Except as discussed below in the section “Security Ownership of Certain Beneficial Owners and Management”, to the best of MPLC’s knowledge, none of the proposed officers or directors intended to be appointed following the Closing, including any of their affiliates, currently beneficially own any equity securities or rights to acquire any securities of MPLC, and no such persons have been involved in any transaction with MPLC or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC, other than with respect to the transactions that are described herein. To the best of MPLC’s knowledge, none of the proposed officers and directors intended to be appointed following the Closing have been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor have they been a party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding MPLC’s Common Stock beneficially owned on January 31, 2007, prior to giving effect to the Closing, for (i) each stockholder known to be the beneficial owner of more than 5% of MPLC’s outstanding Common Stock, (ii) each of MPLC’s executive officers and directors, and (iii) all executive officers and directors as a group, assuming the conversion of the outstanding Series A Preferred Stock into Common Stock. In general, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within 60 days. To the best of MPLC’s knowledge, all persons named have sole voting and investment power with respect to such shares, except as otherwise noted. Except as set forth in this Statement, there are not any pending or anticipated arrangements that may cause a change in control of MPLC. At January 31, 2007, 75,000,000 shares of MPLC’s Common Stock were outstanding, and 1 share of its Series A Preferred Stock was outstanding, which is convertible into 360,000,000 shares of Common Stock.

	Shares Beneficially Owned
Name of Beneficial Owner(1)	Amount of Beneficial Ownership of Common Stock (On An As Converted, Pre-Reverse Split basis)	Percent of Beneficial Ownership (On an as Converted to Common Stock Basis)(2)

Executive Officers and Directors

Robert S. Ellin (3)	429,750,000	98.8%

Jay A. Wolf (3)	429,750,000	98.8%

Barry I. Regenstein	--	*

Jerome Chazen	238,011	*
c/o Chazen Capital Partners
767 Fifth Avenue
New York, New York 10153

All Executive Officers and Directors as a	429,988,011	98.8%
Group (5 persons)

5% Stockholders

Trinad Capital Master Fund, Ltd. (3)	429,750,000	98.8%
Trinad Management, LLC
Trinad Capital LP
Trinad Advisors GP, LLC

* less than 1%.

(1)    Unless otherwise stated, the address is c/o Trinad Management LLC, 2121 Avenue of the Stars, Suite 1650, Los Angeles, California 90067.

(2)   Assumes the conversion of the 1 outstanding share of Series A Preferred Stock into Common Stock, such that a total of 435,000,000 shares of Common Stock are outstanding as of January 31, 2007.

(3)   Jay A. Wolf is an individual whose principal occupation is to serve as portfolio manager and managing director of Trinad Management, LLC, the manager of the Trinad Capital Master Fund, Ltd., and the managing director of Trinad Advisors GP, LLC, the general partner of Trinad Capital LP, a principal stockholder of Trinad Capital Master Fund, Ltd.

Robert S. Ellin is an individual whose principal occupation is to serve as portfolio manager and the managing member of Trinad Advisors GP, LLC, the general partner of Trinad Capital LP, a principal stockholder of Trinad Capital Master Fund, Ltd., and the managing member of Trinad Management, LLC, the manager of the Trinad Capital Master Fund, Ltd.

As of the date hereof, Trinad Capital Master Fund, Ltd. is the beneficial owner of 429,750,000 shares of the Common Stock (assuming the conversion of the Series A Preferred Stock), representing approximately 98.8% of the Common Stock on an as converted basis. Trinad Management, LLC (as the manager of the Trinad Capital Master Fund, Ltd. and Trinad Capital LP), Robert S. Ellin and Jay A. Wolf (as a Managing Member and Managing Director, respectively of Trinad Advisors GP, LLC and Trinad Management, LLC) may be deemed to be the beneficial owner of 429,750,000 shares of the Common Stock held by Trinad Capital Master Fund, Ltd. representing approximately 98.8% of the outstanding Common Stock on an as converted basis.

Trinad Capital LP (as the owner of 90% of the shares of Trinad Capital Master Fund, Ltd.) and Trinad Advisors GP, LLC (as the general partner of Trinad Capital LP), each may be deemed to be the beneficial owner of 90% of the shares of the 429,750,000 shares of the Common Stock (on an as converted basis) held by Trinad Capital Master Fund, Ltd., representing 88.9% of the outstanding Common Stock on an as converted basis. Each of Trinad Capital LP, Trinad Management, LLC and Trinad Advisors GP, LLC disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by Trinad Capital Master Fund, Ltd.

Each of Robert S. Ellin and Jay A. Wolf disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by Trinad Capital Master Fund, Ltd. except to the extent of his pecuniary interests therein. Robert S. Ellin and Jay A. Wolf have shared power to direct the vote and shared power to direct the disposition of these shares of Common Stock.

The following table sets forth certain information regarding the Common Stock beneficially owned on January 31, 2007, for (i) each stockholder known to be the beneficial owner of more than 5% of MPLC’s outstanding common stock, (ii) each executive officer and director, and (iii) all executive officers and directors as a group, on a pro forma basis to reflect (a) the transactions contemplated by the Exchange Agreement on post-Reverse Split basis; (b) the completion of a Series B Financing on a post-Reverse Split basis; and (c) the conversion of MPLC’s Preferred Stock into Common Stock on a post-Reverse Split basis, assuming such transactions were completed as of such date. The information contained in the following table is provided for disclosure purposes only as there can be no assurance that the transactions contemplated by the Exchange Agreement or the Series B Financing will be completed or that the actual ownership will be as set forth therein based on the assumptions used. At the Closing, MPLC intends to file a Current Report on Form 8-K which will include an updated beneficial ownership table for MPLC to reflect the actual results of the completion of the transactions under the Exchange Agreement. Based on the foregoing assumptions, the table reflects a total of 10,013,688 shares of MPLC’s Common Stock outstanding, on a pro forma basis to reflect the transactions contemplated by the Exchange Agreement and the assumptions set forth above, assuming such transactions were completed as of January 31, 2007, on a post-Reverse Split basis and on a fully diluted and an as-converted basis.

	Shares Beneficially Owned
Name of Beneficial Owner(1)	Amount of Beneficial Ownership (Post-Reverse Split)	Percent of Beneficial Ownership

Burton Katz	--	--

Allan Legator (2)	178,638	1.8%

Scott Walker (3)	2,700,659	26.1%

Ray Musci	435,821	4.4%

Drew Larner (4)	43,582	*

Shane Maidy (5)	46,003	*

Brian Singleton (6)	63,557	*

Robert S. Ellin (7) c/o Trinad Management LLC 2121 Avenue of the Stars, Suite 1650 Los Angeles, California 90067	1,432,500	14.3%

Jerome Chazen (8) c/o Chazen Capital Partners 767 Fifth Avenue New York, New York 10153	50,794	*

All Executive Officers and Directors as a Group (7 persons) (9)	4,951,554	46.3%

5% Stockholders

MPLC Holdings, LLC (10) 15260 Ventura Boulevard, 20th Floor Sherman Oaks, California 91403	2,738,360	27.4%

Brad Greenspan	765,113	7.6%

Europlay Capital Advisors, LLC (11) 15260 Ventura Boulevard, 20th Floor Sherman Oaks, California 91403	726,369	7.2%

Trinad Capital Master Fund, Ltd. (7) Trinad Management, LLC Trinad Capital LP Trinad Advisors GP, LLC Jay A. Wolf	1,432,500	14.3%

* Less than 1%.

(1)	Unless otherwise stated, the address is c/o New Motion, Inc., 42 Corporate Park, Suite 250, Irvine, California 92606.
(2)
Includes 9,152 shares of Common Stock on a post-Reverse Split basis that may be acquired within 60 days of January 31, 2007 upon the exercise of outstanding warrants and 169,486 shares of Common Stock on a post-Reverse Split basis that may be acquired within 60 days of January 29, 2007 upon the exercise of outstanding stock options.

(3)
Includes 14,382 shares of Common Stock on a post-Reverse Split basis that may be acquired within 60 days of January 31, 2007 upon the exercise of outstanding warrants and 338,972 shares of Common Stock on a post-Reverse Split basis that may be acquired within 60 days of January 29, 2007 upon the exercise of outstanding stock options.

(4)	Includes 43,582 shares of Common Stock on a post-Reverse Split basis that may be acquired within 60 days of January 31, 2007 upon the exercise of outstanding stock options.
(5)	Includes 46,003 shares of Common Stock on a post-Reverse Split basis that may be acquired within 60 days of January 31, 2007 upon the exercise of outstanding stock options.
(6)	Includes 63,557 shares of Common Stock on a post-Reverse Split basis that may be acquired within 60 days of January 31, 2007 upon the exercise of outstanding stock options.
(7)	Includes 1,432,500 shares of Common Stock on a post-Reverse Split basis owned by Trinad Capital Master Fund, Ltd.

As of the date hereof, Trinad Capital Master Fund, Ltd. is the beneficial owner of 1,432,500 shares of the Common Stock (assuming the conversion of the Series A Preferred Stock), representing approximately 14.3% of the Common Stock on an as converted basis. Trinad Management, LLC (as the manager of the Trinad Capital Master Fund, Ltd. and Trinad Capital LP), Robert S. Ellin and Jay A. Wolf (as a Managing Member and Managing Director, respectively of Trinad Advisors GP, LLC and Trinad Management, LLC) may be deemed to be the beneficial owner of 1,432,500 shares of the Common Stock held by Trinad Capital Master Fund, Ltd. representing approximately 14.3% of the outstanding Common Stock on an as converted basis.

Trinad Capital LP (as the owner of 90% of the shares of Trinad Capital Master Fund, Ltd.) and Trinad Advisors GP, LLC (as the general partner of Trinad Capital LP), each may be deemed to be the beneficial owner of 90% of the shares of the 1,432,500 shares of the Common Stock (on an as converted basis) held by Trinad Capital Master Fund, Ltd., representing 12.9% of the outstanding Common Stock on an as converted basis. Each of Trinad Capital LP, Trinad Management, LLC and Trinad Advisors GP, LLC disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by Trinad Capital Master Fund, Ltd.

Each of Robert S. Ellin and Jay A. Wolf disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by Trinad Capital Master Fund, Ltd. except to the extent of his pecuniary interests therein. Robert S. Ellin and Jay A. Wolf have shared power to direct the vote and shared power to direct the disposition of these shares of Common Stock.

(8)
Includes 50,000 shares of Common Stock on a post-Reverse Split basis that may be acquired within 60 days of January 31, 2007 upon the exercise of an outstanding option to purchase 25 shares of Series B Preferred Stock (which is convertible into 50,000 shares of common stock on a post-Reverse Split basis).

(9)
Includes 23,534 shares of Common Stock on a post-Reverse Split basis that may be acquired within 60 days of January 31, 2007 upon the exercise of outstanding warrants and 661,601 shares of Common Stock on a post-Reverse Split basis that may be acquired within 60 days of January 29, 2007 upon the exercise of outstanding stock options.

(10)	Jeffrey Akres exercises voting and dispositive power over these shares.
(11)	Joseph M. Miller, one of the Managing Directors of Europlay Capital Advisors, LLC, exercises voting and dispositive power over these shares.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

MPLC

There have been no transactions, or proposed transactions, which have materially affected or will materially affect us in which any nominee for election as a director, director, executive officer or beneficial holder of more than 5% of the outstanding Common Stock, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or indirect material interest except as noted below.

On January 24, 2007, MPLC entered into a Series A Convertible Preferred Stock Purchase Agreement with Trinad Capital Master Fund, Ltd., MPLC’s controlling shareholder, pursuant to which MPLC agreed to sell to Trinad in a private offering one (1) share of its Series A Convertible Preferred Stock, par value $0.10 per share, for an aggregate purchase price of three million five hundred thousand dollars ($3,500,000).

In addition, pursuant to a Registration Rights Agreement with Trinad, dated as of January 24, 2007, MPLC granted Trinad certain registration rights with respect to all of the shares of Common Stock owned by Trinad, including the Common Stock underlying the Series A Preferred Stock sold in the offering. If, at any time after the date of the Series A Convertible Preferred Stock Purchase Agreement, MPLC proposes to file a Registration Statement with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities, MPLC is required to offer to Trinad the opportunity to register its shares of MPLC’s stock. Trinad may, additionally, at any time and from time to time after the first anniversary of the date of the Series A Convertible Preferred Stock Purchase Agreement, request in writing that MPLC register the resale of any or all of such registrable securities on Form S-3 or any similar short-form registration, but MPLC is not obligated to effect such request through an underwritten offering.

On October 24, 2006, MPLC and certain of its stockholders entered into a Common Stock Purchase Agreement with Trinad, pursuant to which MPLC agreed to redeem 23,448,870 shares of Common Stock from the stockholders and sell an aggregate of 69,750,000 shares of Common Stock, representing 93% of its issued and outstanding shares of Common Stock on the closing date, to Trinad in a private placement transaction for aggregate gross proceeds to MPLC of $750,000, $547,720 of which was used for the redemption described below, and $202,280 was used to repay all loans to MPLC from Isaac Kier, a former director, and the former president, treasurer and secretary of the Company.

Simultaneously with the sale of shares of Common Stock to Trinad, MPLC redeemed 23,448,870 shares of Common Stock from certain stockholders of MPLC for a purchase price of $547,720. In addition, following the closing of the transactions contemplated under the Common Stock Purchase Agreement, Isaac Kier or First Americas Management LLC, an affiliate of Mr. Kier, was no longer obligated to provide office space or services to MPLC.

On April 26, 2005, MPLC issued 25,828,983 restricted shares of Common Stock to First Americas in exchange for $75,000 in cash. Mr. Kier, a former director of the Company, is the sole member of First Americas. First Americas subsequently distributed shares to Mr. Kier who sold shares to Mr. Chazen, Mr. Banon and two other individuals.

In February 2005, MPLC paid David Allen, a former officer and director of MPLC, a $100,000 bonus for continuing with MPLC during bankruptcy proceedings. This payment was approved by the Bankruptcy Court.

Pursuant to her employment agreement, which has since been cancelled, Jean Reynolds, a former officer of MPLC, received $80,000 in severance pay during August 2004.

New Motion

New Motion had Secured Convertible Promissory Notes outstanding in the principal amounts of $15,000, $100,000 and $50,000 which were issued to Scott Walker, its Chief Executive Officer and President, on June 10, 2005, August 2, 2005, and August 24, 2005, respectively. In addition, the company had Secured Convertible Notes in the principal amounts of $35,000, $50,000 and $20,000 which were issued to SGE, a corporation owned by Allan Legator, the company’s Chief Financial Officer and Secretary, on June 10, 2005, August 2, 2005, and August 24, 2005, respectively. The notes are convertible into securities issued in the next financing resulting in gross proceeds of at least $500,000 (“Qualified Financing”) at 80% of per share price in Qualified Financing. Pursuant to the terms of the Secured Convertible Notes, each of Scott Walker and SGE were granted a right to receive a warrant to purchase that number of shares in a Qualified Financing equal to 30% of the shares purchasable by the principal amount of the Convertible Notes held by each of Walker and SGE issuable upon consummation of Qualified Financing. All notes referenced above were paid in full with interest according to the terms of the notes by September 2006.

Burton Katz is party to an Employment Agreement with New Motion dated August 28, 2006. The terms of Mr. Katz’s Employment Agreement have been previously disclosed. Mr. Katz received compensation in the amount of $137,151 in fiscal 2006 pursuant to the terms of his Employment Agreement.

Ray Musci is party to a Contractor Agreement with New Motion dated January 11, 2006. The terms of Mr. Musci’s Contractor Agreement have been previously disclosed. Mr. Musci received a fee of $307,500 under the terms of the Contractor Agreement during fiscal 2006.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires MPLC’s directors and executive officers, and persons who beneficially own more than 10% of a registered class of MPLC’s equity securities, to file reports of beneficial ownership and changes in beneficial ownership of MPLC’s securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities). Directors, executive officers and beneficial owners of more than 10% of MPLC’s common stock are required by SEC regulations to furnish MPLC with copies of all Section 16(a) forms that they file. No person who, during the fiscal year ended July 31, 2006, was a director, officer or beneficial owner of more than ten percent of MPLC’s common stock failed to file on a timely basis, reports required by Section 16 of the Exchange Act during the most recent fiscal year or prior years. The foregoing is based solely upon MPLC’s review of Forms 3 and 4 during the most recent fiscal year as furnished to us under Rule 16a-3(d) under the Exchange Act, and Forms 5 and amendments thereto furnished to MPLC with respect to its most recent fiscal year, and any representation received by MPLC from any reporting person that no Form 5 is required.

SIGNATURE

In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

MPLC, INC. (Registrant)

By:	/s/ Robert S. Ellin
Name: Robert S. Ellin
Title: Chief Executive Officer and President

Dated: February 1, 2007